Organigram Global Wins “Exporter of the Year” at the 2025 New Brunswick Export Awards

Award recognizes exceptional export growth, product innovation, and global market leadership

Toronto, Ontario – May 5, 2025 Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (“the Company” or “Organigram”), Canada’s #1 cannabis company by market share, is pleased to announce it has been named Exporter of the Year by Opportunities New Brunswick (“ONB”) as part of the 2025 New Brunswick Export Awards, ONB’s flagship annual event recognizing the successes and innovative approaches of New Brunswick’s many exporting companies.
This honour recognizes Organigram’s significant growth in international cannabis exports, underpinned by innovation, strategic market expansion, and deep-rooted investment in New Brunswick’s economic future.
“We are honoured to receive this award from Opportunities New Brunswick,” said Beena Goldenberg, Chief Executive Officer of Organigram Global. “This recognition is a true testament to the hard work of our team, the strength of our partnerships, and the many world-class products from our facilities.

A High-Impact Exporter Built in New Brunswick
Founded in Moncton, Organigram’s success as a global exporter is grounded in its commitment to innovation, economic development and global vision:
•Organigram now exports to Germany, the UK, and Australia.
•Since 2020, Organigram has achieved $50 million in international cannabis shipped sales and nearly $885 million in total shipped sales.
•The flagship facility in Moncton employs over 725 people, making the Company New Brunswick’s fourth-largest private-sector employer and ninth-largest employer overall.
•The Company has invested nearly $500 million in site development, including $34 million with local vendors, and $4 million in a new substation built in partnership with NB Power.
Organigram is also a key contributor to Canada’s reputation as a pioneer in legal cannabis and continues to support policy dialogues that advance competitiveness in global cannabis trade.
“We believe cannabis can be a stable, made-in-Canada economic pillar, one that keeps growing, innovating, and creating good-paying Canadian jobs. With real federal engagement and a national cannabis export strategy, we can position Canada to seize a meaningful share of the estimated $140 billion global cannabis market.” concluded Ms. Goldenberg.
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, Collective Project, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include market factors, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Mark McKay – Director of Communications
mark.mckay@organigram.ca
Max Schwartz – Director of Investor Relations
max.schwartz@organigram.ca